                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED].

For the year ended December 31, 1995.

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ______________ to ______________

Commission file number _________________

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: BSB Bank & Trust Company 401(k)
                                                -------------------------------
Savings Plan in RSI Retirement Trust.
- ------------------------------------

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: BSB Bancorp, Inc., 58-68
                                                ------------------------
Exchange Street, Binghamton, NY  13902.
- --------------------------------------

                              REQUIRED INFORMATION
(A)  Financial Statements:

          The Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as an exhibit to this Annual Report on Form 11-K.

(B)  Other Exhibit:

                  Consent of Coopers&Lybrand L.L.P.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   BSB Bank & Trust Company 401(k)
                                   Savings Plan in RSI Retirement Trust


Date:  July 1, 1996                By:     Patricia A. Phelps
                                           ------------------
                                           Name:  Patricia A. Phelps
                                           Title:  Vice President - Human
                                                    Resources

                           BSB BANK & TRUST COMPANY
                  401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

                    REPORT ON AUDITED FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 1995

BSB BANK & TRUST COMPANY
401(k) Savings Plan in RSI Retirement Trust



Index

                                                                     PAGE

Independent Auditors' Report.......................................     2

Financial Statements:

 Statements of Net Assets Available for Plan Benefits,
   December 31, 1995 and 1994......................................   3-4

 Statements of Changes in Net Assets Available for Plan Benefits,
   Year Ended December 31, 1995....................................     5

 Notes to Financial Statements.....................................   6-9

Supplemental Schedules:

 Item 27a - Schedule of Assets Held for Investment Purposes........    10

 Item 27d - Schedule of Reportable Transactions....................    11


COOPERS&LYBRAND L.L.P.


Independent Auditors' Report


Mrs. Patricia A. Phelps, Plan Administrator
BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust
Binghamton, New York

We have audited the accompanying statements of net assets available for benefits of BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust (the "Plan") as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement.   An audit includes examining, on a test basis, evidence
supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Syracuse, New York
May 31, 1996

BSB BANK & TRUST COMPANY
401(k) Savings Plan in RSI Retirement Trust


Statement of Net Assets Available for Plan Benefits, with Fund Information December 31, 1995



                                                       FUND INFORMATION

                             Retirement                Emerging
                               System        Core      Growth    Value    Actively   Inter-   Short-term     BSB
                                Group       Equity     Equity    Equity   Managed   mediate   Investment    Stock
                                Stock        Fund       Fund      Fund      Bond      Bond       Fund        Fund
                                                                            Fund      Fund



Investments:
RSI Retirement Trust Funds                $1,886,334  $943,302  $515,840  $375,837  $360,946    $996,770

  Common Stock                   $6,032                                                                    $407,063

 Cash and cash equivalents                                                                                   36,342

 Loans receivable
                              ----------  ----------  --------  --------  --------  --------    --------  ---------


   Net assets available
for plan benefits               $  6,032  $1,886,334  $943,302  $515,840  $375,837  $360,946    $996,770  $ 443,405
                              ==========  ==========  ========  ========  ========  ========    ========  =========





                              Inter-
                             national
                              Equity   Participant
                               Fund     Loan Fund     Total




Investments:
RSI Retirement Trust Funds    $94,324               $5,173,353

  Common Stock                                         413,095

 Cash and cash equivalents                              36,342

 Loans receivable                         $184,019     184,019
                             ---------    --------    --------

   Net assets available
for plan benefits             $94,324     $184,019  $5,806,809
                             =========    ========  ==========





The accompanying notes are an integral part of the financial statements.

BSB BANK & TRUST COMPANY
- ------------------------
401(k) Savings Plan in RSI Retirement Trust


Statement of Net Assets Available for Plan Benefits, with Fund Information December 31, 1994


                                                         FUND INFORMATION

                             Retirement               Emerging                                                       Inter-
                               System        Core      Growth    Value    Actively   Inter-   Short-term     BSB     national
                                Group       Equity     Equity    Equity   Managed   mediate   Investment    Stock     Equity
                             Stock           Fund      Fund       Fund    Bond Fund Bond Fund     Fund      Fund      Fund



Investments:
RSI Retirement Trust Funds             $1,465,830    $575,672  $377,230  $318,444  $319,651  $815,909                $29,308

  Common Stock                  $6,559                                                                    $ 226,954

 Cash and cash equivalents                                                                                  13,462

 Loans receivable
                              --------- ----------   --------  --------  --------   --------   --------  ----------  -------


   Net assets available
for plan benefits               $6,559  $1,465,830   $575,672  $377,230  $318,444   $319,651   $815,909  $ 240,416   $29,308
                              ========= ==========   ========  ========  ========   ========   ========  ==========  =======




                               Participant
                                Loan Fund         Total




Investments:
RSI Retirement Trust Funds                    $3,902,044

  Common Stock                                   233,513

 Cash and cash equivalents                        13,462

 Loans receivable                 $171,135       171,135
                                  --------      --------

   Net assets available
for plan benefits                 $171,135    $4,320,154
                                  =========   ==========





The accompanying notes are an integral part of the financial statements.

BSB BANK & TRUST COMPANY
401(k) Savings Plan in RSI Retirement Trust

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information
Year Ended December 31, 1995
(with Comparative Totals for 1994)

                                                                      FUND INFORMATION
                          ---------------------------------------------------------------------------------------------------
                             Retirement                Emerging
                               System        Core       Growth      Value    Actively        Inter-        Short-Term     BSB
                                Group       Equity      Equity     Equity     Managed        mediate       Investment   Stock
                                Stock        Fund        Fund       Fund     Bond Fund      Bond Fund         Fund       Fund



Addition:
   Employer contributions                 $   64,505   $ 30,577   $ 19,236   $ 14,174       $ 10,045       $  36,962  $ 28,048
   Participant
    contributions                            147,345     72,036     47,904     31,111         24,593         109,609    59,617
   Net appreciation
    (depreciation)
      in fair value of
       investments            $      18      547,586    258,328    131,202     55,249         44,163          48,634    85,701
   Interest on loans
   Transfers                                (203,546)    53,219    (24,118)       (87)       (16,153)        123,003    46,075
                              ---------   ----------   --------   --------   --------       --------        --------    ------
                                     18      555,890    414,160    174,224    100,447         62,648         318,208   219,441
Deductions
   Benefits paid to
    participants                   (545)    (135,386)   (46,530)   (35,614)   (43,054)       (21,353)       (137,347)  (16,452)

      Net additions                (527)     420,504    367,630    138,610     57,393         41,295         180,861   202,989

Net assets available for
  plan benefits, beginning
  of year                         6,559    1,465,830    575,672    377,230    318,444        319,651         815,909   240,416
                              ---------   ----------   --------   --------   --------       --------        --------  --------

   NETS ASSETS AVAILABLE
    FOR PLAN BENEFITS, END
       OF YEAR                $   6,032   $1,886,334   $943,302   $515,840   $375,837       $360,946        $996,770  $443,405
                              =========   ==========   ========   ========   ========       ========        ========  ========


                                Inter-
                               national
                                Equity        Participant        1995         1994
                                 Fund          Loan Fund         Total       Total



Addition:
   Employer contributions       $10,158                         $  213,705   $  194,324
   Participant
    contributions                30,628                            522,843      534,677
   Net appreciation
    (depreciation)
      in fair value of
       investments               10,048                          1,180,929       41,511
   Interest on loans                            $ 10,613            10,613        9,085
   Transfers                     19,336            2,271
                                -------         --------        ----------    ---------
                                 70,170           12,884         1,928,090      779,597
Deductions
   Benefits paid to
    participants                 (5,154)                          (441,435)    (161,641)

      Net additions              65,016           12,884         1,486,655      617,956

Net assets available for
  plan benefits, beginning
  of year                        29,308          171,135         4,320,154    3,702,198
                                -------         --------        ----------    ---------

   NETS ASSETS AVAILABLE
    FOR PLAN BENEFITS, END
       OF YEAR                  $94,324         $184,019        $5,806,809   $4,320,154
                                =======        ==========       ==========   ==========

The accompanying notes are an integral part of the financial statements.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The financial statements included herein have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

    The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

    INVESTMENT VALUATION

    The Plan's investments are stated at fair value. Retirement trust funds represent participation in the RSI Retirement Trust Funds and are valued by the trust based upon the market value of each fund's underlying securities. BSB Bancorp, Inc. and RSI System Group Inc. common stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates market.

    ADMINISTRATIVE EXPENSES

    The Company pays the ordinary administrative expenses of the Plan and compensation of the Trustees to the extent required.


2.  PLAN DESCRIPTION

    The following description of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. The Plan was established on April 1, 1986 and is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

    CONTRIBUTIONS

    Each year the Company contributes 100% of the participant's contribution up to two percent of the participant's compensation and 50% up to the next two percent of the participant's compensation.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

NOTES TO FINANCIAL STATEMENTS


2.  PLAN DESCRIPTION (CONTINUED)

    CONTRIBUTIONS (CONTINUED)

    Participants may contribute not less than one percent nor greater than ten percent of their compensation up to a maximum of $9,240 per year.

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    VESTING

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

    FORFEITURES

    The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. The value of any forfeitures is used to offset part of the Company's future contributions.

    PAYMENT OF BENEFITS

    On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or annual installments over a period not to exceed 20 years.

    PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

3.  TAX STATUS

    The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

NOTES TO FINANCIAL STATEMENTS

4.  INVESTMENTS
    Investments are held within various Common Funds maintained by Retirement System Group Inc.

    Participants may choose between eight investment vehicles offered by the Plan (The Retirement System Group, Inc. stock fund is closed to future participant contributions or transfers). RSI Retirement Trust describes these funds as follows:

    Core Equity Fund - This fund invests in a broadly diversified group of
    ----------------
    higher quality, large capitalization companies aimed at sustainable growth in earnings and dividends.

    Emerging Growth Equity Fund - This fund's assets are invested primarily in
    ---------------------------
    stocks of smaller companies aimed at higher-than-average earnings and dividend growth potential.

    Value Equity Fund - This fund is targeted at stocks of financially sound
    -----------------
    companies that are selling at low market valuations based on price/earnings ratios.

    Actively Managed Bond Fund - This fund's assets must have at least 65%
    --------------------------
    invested in securities issued or backed by the United States government.

    Intermediate-term Bond Fund - This fund invests in high quality fixed
    ---------------------------
    income vehicles that mature within 10 years or have expected average lives of 10 years or less.

    Short-term Investment Fund - This fund is invested in high quality, money
    --------------------------
    market instruments with a maximum average maturity of one year.

    International Equity Fund - This fund invests in stocks of companies
    -------------------------
    headquartered in foreign countries that appear to be selling at "undervalued" prices based on price/earnings ratios.

    Employer Stock Fund - This fund invests in BSB Bancorp Inc. common stock.
    -------------------

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

NOTES TO FINANCIAL STATEMENTS


5.  UNITS AND UNIT VALUE

 Units And Net Asset Value Per Unit Assigned To Participants During And For The Year Ended December 31, 1995 Were As Follows For The Separate Accounts That Are Utilized By The Trustee:

                       Retirement           Emerging                                                       Inter
                         System     Core     Growth    Value   Actively    Inter-    Short-term    BSB    national
                         Group     Equity    Equity   Equity    Managed    mediate   Investment   Stock    Equity
                         Stock      Fund      Fund     Fund    Bond Fund  Bond Fund     Fund      Fund      Fund

January 1, 1995:
  Units                     1,874   41,349    15,458   14,509     12,172     12,634      43,961    7,826       797
  Unit value               $ 3.50  $ 35.45   $ 37.24  $ 26.00    $ 26.16    $ 25.30     $ 18.56  $ 29.00    $36.77

March 31, 1995:
  Units                     1,810   40,680    15,897   14,737     12,034     12,517      43,432    9,425     1,456
  Unit Value               $ 3.50  $ 38.27   $ 39.90  $ 28.49    $ 27.40    $ 26.38     $ 18.81  $ 18.67    $35.91

June 30, 1995:
  Unit                      1,767   37,444    16,183   15,025     12,167     12,566      50,472    9,754     1,770
  Unit Value               $ 3.51  $ 43.10   $ 44.95  $ 30.37    $ 29.09    $ 27.62     $ 19.07  $ 20.00    $36.74

September 30, 1995:
  Unit                      1,758   38,519    16,794   15,500     11,775     12,551      51,387   10,419     2,008
  Unit Value               $ 3.51  $ 46.71   $ 52.58  $ 32.63    $ 29.58    $ 28.00     $ 19.31  $ 20.83    $40.25

December 31, 1995:
  Unit                      1,719   37,962    17,735   14,810     12,206     12,515      50,960   16,447     2,281
  Unit Value               $ 3.51  $ 49.69   $ 53.19  $ 34.83    $ 30.79    $ 28.84     $ 19.56  $ 24.75    $41.35


BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995




INVESTMENT                                      COST     FAIR VALUE

BSB Bancorp Common Stock Fund:
   Cash                                      $      309  $      309
   Collective Trust Short-term Investment        36,033      36,033
   Common Stock                                 318,264     407,063
                                             ----------  ----------
                                                354,606     443,405
RSI Retirement Trust Funds:
   Core Equity Fund                             957,403   1,886,334
   Emerging Growth Fund                         731,551     943,302
   Value Equity Fund                            443,270     515,840
   International Equity Fund                     79,246      94,324
   Intermediate-term Bond Fund                  345,051     360,946
   Actively Manage Bond Fund                    357,283     375,837
   Short-term Investment Fund                   996,260     996,770

Retirement System Group Inc. common stock         8,437       6,032

Participant loans                               184,019     184,019
                                             ----------  ----------
                                             $4,457,126  $5,806,809
                                             ==========  ==========


BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1995


Single transactions in excess of 5% of the current value of total plan assets.




                                                                           CURRENT
                                                                          VALUE OF
                                                                          ASSET ON
                               NUMBER OF  PURCHASE  NUMBER OF  SELLING   TRANSACTION
DESCRIPTION OF ASSETS          PURCHASES   PRICE      SALES     PRICE       DATE

Core Equity Fund                       1  $286,422                          $286,422

Core Equity Fund                                            1  $413,505     $413,505

Short-term Investment Fund             1  $328,364                          $328,364

Short-term Investment Fund                                  1  $196,137     $196,137

Emerging Growth Equity Fund            1  $225,709                          $225,709
